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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number 0-25039
                                                              CUSIP Number ____


(Check One):  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
              [ ] Form N-SAR

      For Period Ended:  June 30, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

      For the Transition Period Ended:

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Bravo! Foods International Corp.

Former name if applicable

Address of principal executive office (Street and Number)    11300 US Highway 1,
                                                             Suite 202

City, state and zip code   North Palm Beach, Florida 33408 USA
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                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

      The registrant is presently expending significant accounting and financial resources in completing the restatement of its financial statements for the years ended 2001 through 2005, as well as the interim financial statements for the quarterly periods from March 31, 2002 through March 31, 2006 with regard to the valuation of embedded derivatives and warrants and the reclassification of certain warrants and options. The expenditure of accounting and financial resources for this task has resulted in the registrant being unable, without unreasonable effort or expense, to complete all of the work necessary to file its 10-QSB today for the quarterly period ended June 30, 2006. The registrant expects to file Form 10-QSB for the quarterly period ended June 30, 2006 on or before the fifth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

      Roy D. Toulan, Jr.         (561) 625-1411
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         (Name)                     (Area Code)      (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                            [X] Yes      [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [ ] Yes      [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Bravo! Foods International Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated :  August 14, 2006             By: /s/ Roy D. Toulan, Jr.
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                                         Name:  Roy D. Toulan, Jr.
                                         Title: Vice President, General Counsel